TERYL RESOURCES CORP.
LINUX WIZARDRY SYSTEMS INC.

J O I N T N E W S R E L E A S E

Teryl Resources Corp./Linux Wizardry Systems

TSX Venture Exchange: TRC.V
OTCBB: LNXWF

COMPLETION OF PROPERTY-ASSET ACQUISITION

For Immediate Release: December 19, 2002, Vancouver, B.C. – Teryl Resources Corp. (the “Company”) (TSX Venture Exchange: TRC.V) / Linux Wizardry Systems Inc. (OTCBB: LNXWF) announces pursuant to its News Releases dated March 5, 2002, whereby the Company disclosed that an option agreement had been completed for a 50% interest in 30 Fish Creek Claims (the “Property”) in Alaska, subject to LinuxWizardry Systems, Inc. (OTCBB: LNXWF) option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000.00 U.S. on the Property. The Company is pleased to announce that it has now received regulatory acceptance of the property-asset acquisition. Teryl Resources Corp. has issued 200,000 shares to LinuxWizardry Systems, Inc. that are subject to a hold period expiring 4 months from the date of issuance for the shares, which hold period expires April 16, 2003.

The Fish Creek Claims, comprising 30 mining claims, share a common boundary on the south side with the Gil claims Joint Venture with Kinross Gold (TSX: K: AMEX: KGC). The aero magnetic map that covers the Gil Claims joint venture show a row of three magnetic highs trending northeast and extending parallel to the Fish Creek. The northeastern magnetic high is bisected by Too Much Gold Creek and on the east side by All Gold Creek. Both of these creeks have yielded gold to panning. Intrusive rock cobbles can be seen in the sediments of Fish Creek within the claim boundaries, also native bismuth were found in sluice boxes on the south side of Fish Creek which indicates that a Melba Creek like intrusive (Fort Knox) type deposits may exist in the vicinity according to Rodney A. Blakestad Professional Geologist Report dated August 24th, 1988.

Drilling is planned in early January 2003 to drill the magnetic high on the Fish Creek Claims.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com